UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: October 16, 2025

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Cellectis S.A.

The information included in this report on Form 6-K under the caption “—BALLI-01 Study” below shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. (collectively, the “Registration Statements”) on Form F-3 (No. 333-288491 and 333-284302) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777, 333-284301 and 333-290218), to the extent not superseded by documents or reports subsequently filed.

The information under the caption “Investors R&D Day” as well as the information included as “Exhibits” to this Form 6-K shall not be deemed incorporated by reference in any filing of Cellectis S.A. under the Securities Act of 1933 or under the Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

Investors R&D Day

Cellectis S.A. (the “Company”) hosted an Investors R&D Day on October 16, 2025. In connection with the R&D Day, the Company issued a press release, attached as Exhibit 99.1 hereto. Attached as Exhibit 99.2 hereto is a copy of the presentation deck that accompanied the Investors R&D Day.

BALLI-01 Study

Highlights:

•	Efficacy: ORR of 68% with lasme-cel Process 2 (n=22), 83% at RP2D (n=12) and 100% in the target Phase 2 population (n=9)

•	Safety: in Phase 1 (n=40), lasme-cel was generally well-tolerated (including 1 case of grade 2 IEC-HS which resolved)

•	Durability: in patients who achieved MRD-negative CR/CRi, median OS was 14.8 months

•	In the target Phase 2 population, CR/CRi rate of 56% with ~80% of patients achieving MRD-negative status

•	In the target Phase 2 population, 100% patients became transplant eligible with 78% proceeding to transplant

•	Among 11 subjectspatients previously treated with all 3 targeted therapies (inotuzumab, blinatumomab, and CD19 CAR-T), 8 responded and 7 achieved MRD-negative status

•	BALLI-01 pivotal Phase 2 in r/r B-ALL initiated

On October 16, 2025, the Company released promising clinical data from the BALLI-01 Phase 1 study of lasme-cel (UCART22) for transplant ineligible patients with relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) in the third line or beyond (3L+).

The BALLI-01 Phase 1 clinical study was designed to evaluate the safety and clinical activity of lasme-cel (UCART22) in patients with r/r B-ALL. The BALLI-01 trial enrolled 40 patients aged 15–70 years expressing >70% CD22 on leukemic blasts. Patients were heavily pretreated with a median of 4 prior lines of therapy: 80% of patients had received prior blinatumomab, approximately half had received prior inotuzumab and prior CD19 autologous CAR-T therapy.

Lasme-cel (UCART22) was given at escalating dose levels following lymphodepletion with either fludarabine and cyclophosphamide (FC) or FC with alemtuzumab (FCA). The addition of alemtuzumab was implemented to sustain host T-cell and Natural Killer (NK)-cell depletion and to support lasme-cel expansion and persistence.

Phase 1 Safety Data: The Phase 1 safety data confirm that lasme-cel was generally well-tolerated, with expectations for CAR-T therapies, with manageable adverse events, including cytokine release syndrome (CRS) and immune effector cell–associated neurotoxicity syndrome (ICANS).

•	Dose-limiting toxicities (DLTs) were uncommon, with only 1 case reported at Dose Level 3 (DL3)

•	Adverse event of special interest (AESI) of CRS occurred in 2.5% of patients and ICANS in 5% of patients

•	8 lasme-cel related serious adverse events (SAEs) were reported

Phase 1 Activity Data: In the BALLI-01 Phase 1 study, 40 transplant ineligible 3L+ patients were dosed with lasme-cel (UCART22):18 patients were dosed with product manufactured by an external CDMO (Process 1, or P1) and 22 patients were dosed with Cellectis-manufactured product (Process 2, or P2). In this dataset, P2 was associated with higher response rate than P1:

•	Complete Remission (CR) / Complete Remission with complete hematologic Recovery (CRi) rate: 18% for P1 vs 36% for P2

At Dose Level 3, Process 2 (DL3), the recommended Phase 2 dose (RP2D), 12 patients were dosed (n=12):

•	The CR/CRi rate was 42%, with 80% of these responders achieving MRD-negative status

For the subset of 9 patients who met the criteria of the pivotal Phase 2 population (Process 2, DL3, age ≤ 50):

•	The CR/CRi rate was 56% with 80% of responders MRD-negative

•	The ORR was 100% with MRD-negative in 78%

In patients treated with P2, 13 patients had relapsed after prior CD22 targeted therapy (Inotuzumab). Of these 13 patients, 4 (31%) achieved CR/CRi with MRD-negative status and all 4 achieved hematopoietic stem cell transplantation (HSCT). In the overall P2 cohort, the ORR was 68% with MRD-negativity in 83% of responders.

At the RP2D (DL3) subset (n=12), 7 of these 12 patients had prior inotuzumab exposure with 43% achieving MRD-negative CR/CRi, and all of these patients achieved HSCT.

In the P2 cohort (n=22), 11 of 22 patients (50%) received 3 prior targeted therapies-CD19 CAR-T, blinatumumab and inotuzumab. Among these heavily pretreated patients, 36% achieved CR/CRi with MRD-negative status.

The survival curve for this study suggests a clear benefit: patients who proceeded to HSCT after lasme-cel (UCART22) therapy showed a trend to longer overall survival than those who did not undergo transplant.

The Phase 1 data showed that lasme-cel (UCART22) maintained its efficacy regardless of the number or type of previous treatments, including CAR-T (60% of patients), transplant (50% of patients), and blinatumomab (80% of patients).

Following successful End-of-Phase 1 meetings with the U.S Food and Drug Administration (FDA) and the European Medicines Agency (EMA), Cellectis provided a registration path for lasme-cel as a bridge to transplant in r/r ALL. The first patient in pivotal Phase 2 is expected to be enrolled in Q4 2025. Cellectis anticipates submitting a Biologics License Application (BLA) in 2028.

EXHIBITS

Exhibit	Title

99.1	Press release dated October 16, 2025

99.2	Investors R&D Day Presentation dated October 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.

October 16, 2025	By:	/s/ André Choulika
André Choulika
Chief Executive Officer